Direct Dial Number 212-455-2579	E-Mail Address jmendez@stblaw.com

November 15, 2019

Re:	Graña y Montero S.A.A.

Mr. Dale Welcome

Ms. Jeanne Baker

Office of Manufacturing and Construction

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Welcome and Ms. Baker,

On behalf of our client Graña y Montero S.A.A. (the “Company”), set forth below are responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”), dated September 25, 2019, concerning the Form 20-F for the fiscal year ended December 31, 2018 (the “2018 20-F”) filed by the Company.

For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the Staff’s comment letter. The responses and information described below are based upon information provided to us by the Company.

Form 20-F for the Year Ended December 31, 2018

2.26 Revenue recognition from contracts with customers

Construction, page 26

Comment No. 1	We note your response to comment three. In order to better understand the Company’s accounting, please further address the following:

•

Confirm that when the factors identified in your response are satisfied, the changes to the rights and obligations in the modification are considered enforceable consistent with the guidance in IFRS 15.19. Clarify your disclosures accordingly;

BEIJING            HONG KONG             HOUSTON            LONDON             LOS ANGELES            PALO ALTO             SAO PAULO            TOKYO            WASHINGTON,  D.C.

Mr. Dale Welcome and Ms. Jeanne Baker

U.S. Securities and Exchange Commission

November 15, 2019

•

You indicate that when the factors listed in your response are satisfied, you recognize revenue only when costs associated with the modification have been incurred. Reconcile this statement to your disclosure on page 26 of your financial statements which indicates that a modification is included in contract revenue when the customer is likely to approve the modification, as well as when the amount of income arising from such modification can be measured reliably. Update your disclosures to clarify your accounting accordingly; and

•	Clarify your disclosure to address when variable consideration related to a modification is included in the transaction price.

Response No. 1.	The Company respectfully advises the Staff that, in accordance with IFRS 15, the Company only reflects in its financial statements contract modifications that have been approved by the customer. Further, in determining whether the rights and obligations that are created or changed by a contract modification are enforceable, the Company considers all relevant facts and circumstances, including whether one or more of the following factors have been satisfied:

a)	the contract, applicable law or other evidence provides a legal basis for the modification;

b)	additional costs were caused by circumstances that were unforeseen on the date of execution of the contract and not a result of deficiencies incurred by the Company’s performance;

c)	modification-related costs are identifiable and considered reasonable in view of the work performed; and

d)	evidence supporting the modification is objective and verifiable.

When one or more of the foregoing factors is satisfied, the changes to the rights and obligations in the contract modification are considered by the Company to be enforceable in accordance with the guidance set forth in IFRS 15.19.

The Company further respectfully advises the Staff that, in the case of construction contracts, revenues for additional work that result from a contract modification previously agreed or instruction received from the customer to perform a change in the scope of work or the price, or both, will result in an increase in the contract revenue recorded.

Mr. Dale Welcome and Ms. Jeanne Baker

U.S. Securities and Exchange Commission

November 15, 2019

In accordance with IFRS 15.56, in order to include variable consideration related to a contract modification in the estimated transaction price, the Company must conclude that it is ‘highly probable’ that a significant reversal in the amount of revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. In assessing whether it is highly probable that a significant reversal in the amount of revenue recognized will not occur, the Company analyzes whether any of the following factors is present:

•	contractual entitlement;

•	past practices with the customer;

•	specific discussions or preliminary negotiations with the customer; or

•	verbal approval by the customer.

If, as a result of such analysis, the Company concludes that it is ‘highly probable’ that a significant reversal in the amount of revenue recognized will not occur, it recognizes the variable consideration relating to the contract modification.

Contract modifications that relate to additional goods or services that are not distinct from the goods or services already provided for under an existing contract are accounted for as part of an existing contract on a cumulative catch-up basis. Contract modifications that relate to additional goods or services that are distinct from the goods and services provided for under an existing contract are accounted for as a separate contract.

In response to the Staff’s comment, the Company undertakes to update and clarify the disclosure it its future annual reports on Form 20-F as follows (for reference, both the relevant 2018 Form 20-F disclosure and the proposed updated and clarified disclosure are set forth below):

Disclosure in 2018 Form 20-F:

“Revenues for additional works come from a modification or instruction received from the client to make a change in the scope of work or the price, or both, and which may result in an increase or decrease in contract revenue. A modification is included in the contract revenue when the customer is likely to approve the modification, as well as when the amount of income arising from such modification can be measured reliably.

Mr. Dale Welcome and Ms. Jeanne Baker

U.S. Securities and Exchange Commission

November 15, 2019

A claim is an amount that the Group seeks to collect from the customer or third party as reimbursement for costs not included in the contract price. Claims are included in contract revenue only when it is probable that the cost incurred are recoverable and the amount can be reliably measured.”

Updated and clarified disclosure:

“Revenues for additional work resulting from a modification or an instruction received from the customer to make a change in the scope of work or the price, or both, will result in an increase in contract revenue. The Company does not account for contract modifications unless approved by the customer. In addition, the Company reviews the enforceability of changes to the rights and obligations in contract modifications.

As part of its evaluation of whether changes to the rights and obligations in a contract modification are enforceable, the Company considers whether one or more of the following factors has been satisfied:

a)	the contract, applicable law or other evidence provides a legal basis for the modification;

b)	additional costs were caused by circumstances that were unforeseen on the date of execution of the contract and not a result of deficiencies incurred by the Company’s performance;

c)	modification-related costs are identifiable and considered reasonable in view of the work performed; or

d)	evidence supporting the modification is objective and verifiable.

When one or more of the foregoing factors is satisfied, the changes to the rights and obligations in the contract modification are considered by the Company to be enforceable.

The Company estimates the change in the transaction price arising from the contract modification if the transaction price has not yet been approved by the customer in accordance with the requirements of IFRS 15 to estimate variable consideration. In order to include variable consideration

Mr. Dale Welcome and Ms. Jeanne Baker

U.S. Securities and Exchange Commission

November 15, 2019

related to a contract modification in the estimated transaction price, the Company must conclude that it is ‘highly probable’ that a significant revenue reversal will not occur. The Company determines the probability that the revenue reversal will occur (and therefore whether such price will be recovered) based on an analysis of whether any of the following factors is present:

•	contractual entitlement;

•	past practices with the customer;

•	specific discussions or preliminary negotiations with the customer; and

•	verbal approval by the customer.

If, as a result of such analysis, the Company concludes that it is ‘highly probable’ that a significant reversal in the amount of revenue recognized will not occur, it recognizes the variable consideration relating to the contract modification.

The nature of certain of the Company’s contracts, namely cost-plus fee contracts in its E&C segment and unit price or similar contracts in its E&C segment and certain services it provides in its Infrastructure segment, give rise to variable consideration. Depending on the type of contract, this variable consideration may include reimbursable or target costs; variable number of units; award and incentive fees; and penalties. The Company estimates the amount of revenue to be recognized as variable consideration using the expected value method or the most likely amount method, whichever is expected to better predict the amount of consideration to which the Company will be entitled. These methods require the Company to estimate costs, unit quantities, award/incentive fees and penalties. In making such estimates, judgments are required to evaluate potential variances in the cost of materials, the cost of labor, productivity levels, the impact of change orders, liability claims and contract disputes, the achievement of contractual performance standards, and other contingencies.”

Comment No. 2.	You disclose that revenues from construction contracts are recognized using the percentage-of-completion method which is based on the completion of a physical proportion of the overall work contract considering total costs and revenues estimated at the end of the project.

Mr. Dale Welcome and Ms. Jeanne Baker

U.S. Securities and Exchange Commission

November 15, 2019

Under this method, revenues are determined based on the proportion of actual physical completion compared to the total contracted physical construction commitment. Given your reference to total costs and revenues estimated at the end of the project as well as your reference to proportion of actual physical completion, it is unclear whether you are using an output or input method for recognizing revenue. Please clarify and expand your disclosures accordingly. In addition, ensure your expanded disclosures explain how your method of recognizing revenue provides a faithful depiction of the transfer of goods and services. Refer to IFRS 15.124.

Response No. 2.	The Company respectfully submits to the Staff that, for construction services, the Company accounts for revenue over time as the Company perform its obligations because there is a continuous transfer of control of the deliverable to the customer.

In accordance with IFRS 15.39-40, for each performance obligation satisfied over time, the Company recognizes revenue over time by measuring the progress towards complete satisfaction of that performance obligation. Such revenues are for accounted using the percentage-of-completion method based on surveys by the Company’s experts who review the work performed to date under each contract.

The measurement of progress in this way is consistent with the output method, under which revenue is accounted for “on the basis of direct measurements of the value to the customer of the goods or services transferred to date relative to the remaining goods or services promised under the contract,” in accordance with paragraph 15 of appendix B to IFRS 15.

The Company has selected this method because the Company has an enforceable right to payment for performance completed to date and it is entitled to an amount that at least compensates it for work already performed. For this reason, the Company believes that the surveys of the work performed to date under each contract, using the output method, most faithfully depicts the transfer by the Company of its services.

Mr. Dale Welcome and Ms. Jeanne Baker

U.S. Securities and Exchange Commission

November 15, 2019

In response to the Staff’s comment, the Company undertakes to clarify and expand the disclosure it its future annual reports on Form 20-F as follows (for reference, both the relevant 2018 Form 20-F disclosure and the proposed clarified and expanded disclosure are set forth below):

Disclosure in 2018 Form 20-F:

“Revenues from construction contracts are recognized using the percentage-of-completion method which is based on the completion of a physical proportion of the overall work contract considering total costs and revenues estimated at the end of the project. Under this method, revenues are determined based on the proportion of actual physical completion compared to the total contracted physical construction commitment.”

Clarified and expanded disclosure:

“Revenues from construction contracts are recognized over time as the Company performs its obligations because there is a continuous transfer of control of the deliverable to the customer pursuant to the terms of such contracts. For this reason, the Company accounts for revenue over time by measuring the progress towards complete satisfaction of its performance obligations under each contract. In this manner, revenues are accounted for using the percentage-of-completion method, based on surveys of performance by the Company’s experts who review the work performed to date under each contract.

The Company recognizes revenue based on surveys of work to date, using the output method, which is the direct measurement of the value to the customer of the construction services completed to date relative to the remaining services to be performed under the contract. The Company believes that the use of the output method based on surveys of performance provides a faithful depiction of the transfer of services by the Company to the customer because it reflects an enforceable right to payment from the Company for the work completed to date.”

Mr. Dale Welcome and Ms. Jeanne Baker

U.S. Securities and Exchange Commission

November 15, 2019

Engineering, page 26

Comment No. 3.	Please expand your disclosures to clarify the method used to recognize engineering services revenues. In this regard, please clarify what you mean by “…the level of progress on the basis of the progress or percentage of completion.” Clarify whether this is an output or input method and how this method is applied. Also, ensure your expanded disclosures explain how the method used to recognize revenue provides a faithful depiction of the transfer of goods and services. Refer to IFRS 15.124.

Response No. 3.	The Company respectfully advises the Staff that revenue is accounted for over time as the Company performs its obligations because there is a continuous transfer of control of the deliverable to the customer. In this manner, the Company accounts for revenues for engineering services through the output method, with the measurement of the percentage of completion based on surveys of performance by the Company’s experts who review the work performed to date under each contract.

As is the case with construction services, under the Company’s engineering contracts, revenue recognition based on surveys of performance completed to date reflects the Company’s enforceable right to payment for the work completed by the Company to date, since, on a contractual basis, the Company is entitled to at least an amount that compensates it for the work already performed.

In response to the Staff’s comment, the Company undertakes to expand the disclosure it its future annual reports on Form 20-F as follows (for reference, both the relevant 2018 Form 20-F disclosure and the proposed expanded disclosure are set forth below):

Disclosure in 2018 Form 20-F:

“Revenues from engineering services are recognized using the method of the level of progress on the basis of the progress or percentage of completion in the accounting periods in which the services are provided. In this type of revenue there is a single performance obligation, which is performed when the service is provided over time, based on the degree of progress.”

Mr. Dale Welcome and Ms. Jeanne Baker

U.S. Securities and Exchange Commission

November 15, 2019

Expanded disclosure:

“Revenue from engineering services is accounted over time as the Company performs its obligations because there is a continuous transfer of control of the deliverable to the customer. In this manner, the Company accounts for revenues by reference to the stage of completion based on surveys by the Company’s experts who review the work performed by the Company to date. Revenue recognition based on surveys of performance completed to date, using the output method, represents the Company’s enforceable right to payment for the work completed to date by it. This right to payment for work performed exists, even if the customer has the right to terminate the contract for reasons other than the Company’s failure to perform as promised.”

The Company acknowledges that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

* * * * *

Mr. Dale Welcome and Ms. Jeanne Baker

U.S. Securities and Exchange Commission

November 15, 2019

If you have any questions or require any additional information with respect to the above, please do not hesitate to reach me by telephone at 212-455-2579.

Very truly yours,

/s/Juan Francisco Méndez

Juan Francisco Méndez

cc:	Mónica Miloslavich Hart, Chief Financial Officer

Daniel Urbina Pérez, Chief Legal Officer

Carlos Acosta Sr., Moore Stephens SCAI S.A.